FPB BANCORP, INC.

June 18, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FPB Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 14, 2010
File No. 000-33351

Ladies and Gentlemen:

We are writing in response to your letter dated June 15, 2010, in which you ask or make six questions or comments regarding FPB Bancorp, Inc.’s above-referenced forms. Today, we filed a Form S-1/A which addresses each of those questions or comments and our responses to each of those is set forth below.

Form 10-Q for the Quarter Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General – Asset Quality and the Allowance for Credit Losses

1.	Given the nature of the FDIC Consent Order, the continued increase in the level of problem loans and assets as well as the continued losses being recognized, the Company should revise their disclosures in future filings to provide more extensive disclosures relating to the loan portfolio, asset quality and the allowance for loan losses. These disclosures in the interim Forms 10-Q should be comparable to the information presented in the Form 10-K on pages 6-10 of Exhibit 13.1. Provide us with this information as of March 31, 2010.

Response: The following information was contained in our Form S-1/A filed on June 15, 2010.

Securities and Exchange Commission

June 18, 2010

Asset Quality

Although we continue to experience effects in our loan portfolio due to the economic decline and decreased real estate values, our non-performing asset ratio of 8.82% at March 31, 2010 is less than the 9.15% non-performing asset ratio at December 31, 2009.

We have endeavored to deal aggressively with problem assets in our loan portfolio. Since the Bank’s inception in 1999, we have engaged a third-party audit firm to conduct independent asset quality reviews that are specialized and targeted loan reviews by type. We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile and maintaining a high quality loan portfolio on an ongoing basis. Additionally, in the future we intend to develop a more balanced real estate portfolio by reducing our concentration of higher risk non-owner occupied commercial real estate and construction and development loans.

Furthermore, during 2009, we enhanced our credit risk management processes by:

•	forming a real estate holding company to manage and liquidate foreclosed assets;

•	developing processes for supervising criticized and classified loans;

•	adopting a specific action plan for managing and disposing OREO;

•	performing a quarterly assessment of the Bank’s monitoring systems for timely identification of problem loans;

•	forming a Special Assets Committee of the Board that meets monthly to review management’s progress on all classified assets; and

•	creating a Special Assets Department to reduce the Bank’s underperforming credits.

Securities and Exchange Commission

June 18, 2010

We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile.

The following table reflects the levels of non-accrual and past-due loans in our loan portfolio as of the dates indicated (dollars in thousands):

	March 31, 2010	December 31,
		2009	2008	2007
Non-Accrual Loans
Commercial Real Estate	$9,912	$11,438	$6,627	$805
Commercial & Industrial	5,040	2,990	1,635	297
Construction and Land development	1,089	169	1,106	—
Residential	—	173	179	272
Home Equity Lines	207	275	446	—
Other	384	38	112	27

Total	$16,632	$15,083	$10,105	$1,401

Accruing 90 or more days past due
Commercial Real Estate	$—	$888	$—	$243
Commercial & Industrial	—	—	250	106
Construction and Land development	—	—	—	—
Residential	—	—	—	—
Home Equity Lines	—	—	—	—
Other	—	19	—	—

Total	$—	$907	$250	$349

Total non-performing loans	$16,632	$15,990	$10,355	$1,750
Foreclosed real estate	6,031	6,719	1,714	—
Total non-performing assets	$22,663	$22,709	$12,069	$1,750
Restructured Loans	6,046	5,590	12,279	—

Total non-performing assets & restructured loans	$28,709	$28,299	$24,348	$1,750

Ratios
Total non-performing loans to total loans	8.78%	8.43%	5.53%	1.00%
Total non-performing assets to total assets	8.82%	9.15%	5.05%	0.89%
Total non-performing assets & restructured loans to total assets	11.18%	11.40%	10.18%	0.89%

The following table illustrates the payment status of certain classes of loans in our portfolio (dollars in thousands):

	Accruing and Past Due 30-89 Days Amount	Non-Accrual and Past Due 90 days and Over Amount	Total Amount
As of March 31, 2010
Commercial Real Estate	$951	$9,912	$10,863
Commercial & Industrial	1,118	5,040	6,158
Construction and Land development	793	1,089	1,882
Residential	151	—	151
Home Equity Lines	289	207	496
Other	140	384	524

Total	$3,442	$16,632	$20,074

As of December 31, 2009
Commercial Real Estate	$548	$12,326	$12,874
Commercial & Industrial	560	2,990	3,550
Construction and Land development	—	169	169
Residential	10	173	183
Home Equity Lines	—	275	275
Other	162	57	219

Total	$1,280	$15,990	$17,270

Securities and Exchange Commission

June 18, 2010

The following table reflects the activity in our allowance for loan losses during the three-month period ended March 31, 2010 and the years ended December 31, 2009, 2008, and 2007 (dollars in thousands):

	Three Months Ended March 31, 2010	Year Ended December 31,
		2009	2008	2007
Total loans outstanding at end of period	$189,416	$189,696	$187,322	$175,342

Allowance for loan losses at beginning of period	$4,730	$2,552	$2,393	$1,801
Charge-offs:
Commercial Real Estate	$(586)	$(140)	$(986)	$—
Commercial & Industrial	(67)	(786)	(548)	(128)
Construction and Land development	(157)	(841)	(1,360)	—
Multi-family	—	—	—	—
Residential	—	(925)	(667)	(123)
Home Equity Lines	—	—	—	—
Other	(236)	(306)	(362)	(49)

Total charge-offs	$(1,046)	$(2,998)	$(3,923)	$(300)
Recoveries:
Commercial Real Estate	$1	$—	$—	$—
Commercial & Industrial	7	38	6	1
Construction and Land development	—	135	—	—
Multi-family	—	—	—	—
Residential	—	15	12	—
Home Equity Lines	—	—	—	—
Other	13	29	5	6

Total recoveries	21	217	23	7

Net charge-offs	(1,025)	(2,781)	(3,900)	(293)

Provision for loan losses	1,890	4,959	4,059	885
Allowance for loan losses at end of period	$5,595	$4,730	$2,552	$2,393

Ratio of net charge-offs to average loans outstanding	0.56%	1.47%	2.11	0.19%
Ratio of allowance for loan losses to period end loans	2.95%	2.49%	1.36%	1.36%
Ratio of allowance for loan losses to non-performing assets	24.69%	20.83%	21.15%	136.74%
Ratio of allowance for loan losses to total assets	2.18%	1.91%	1.07%	1.22%

Securities and Exchange Commission

June 18, 2010

We will include similar disclosure in future Forms 10-Q.

2.	We note the Company has significant exposure to commercial real estate loans. So that we may have a better understanding of your lending processes as well as considerations evaluated in the determination of the allowance for loan losses, please address the following:

•

Tell us whether you have any commercial loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

Response: We have fewer than ten loans that would be classified in this category. Terms vary by the individual circumstances, guarantor strength and collateral. We typically look for some improvement in our position in exchange for a renewal. This improvement may come in the form of a principal reduction, revised amortization and/or additional conditions agreed upon via a written forbearance agreement. We have offered some of these borrowers periods of interest-only (typically one year or less) or some other reduced amortization, but this is not always the case. None of these loans would be considered collateral dependent.

•

To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

Response: We never extend loan terms solely due to the existence of a guarantee. A loan extension would be considered a troubled debt restructuring if we granted a distressed borrower reduced payment terms for six months or longer. We may offer such terms at the same or a reduced rate to allow for improved cash flow. We do not typically offer reduced payment terms in excess of one year at a time without revaluating the credit.

•

Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed.

Response: We require personal guarantees on all commercial real estate loans except a small number of loans to non-profit organizations where guarantees are not available. We perform a cash flow analysis of the guarantor and the project, along with a consolidated global analysis of the entire credit relationship. Information used in this review is collected from personal financial statements, credit reports and tax returns as well as any other available information. We review a guarantor’s payment history and any collections, judgments or other adverse filings. We generally require that personal financial statements be no older than one month, but in no case older than six months. We require the last three years of complete tax returns and extensions if the most recent return is not available. Financial statements and W-2’s are used to supplement this information when the tax returns are stale. We do not make a loan where the guarantor is outside of a tax filing extension period and has not provided us with a current return. Updated financial information is required, and loans are reviewed, at least annually.

Securities and Exchange Commission

June 18, 2010

•

Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

Response: We have often found that the threat or filing of a suit will bring a guarantor to commence settlement negotiations. In these cases we have occasionally considered and accepted the release of a guarantee in exchange for the payment of an expected deficiency. We have also released guarantees in exchange for deeds-in-lieu and voluntary foreclosures. In these instances we obtain a current certified financial disclosure from the guarantor. We consider the guarantor’s assets, cash flow, the size of any expected deficiency and the cost of litigation to determine whether it is appropriate to release a guarantee or whether to require an additional payment in exchange for a release.

We have classified our experience pursuing guarantors into three categories: Resolved Satisfactorily, Resolved Unsatisfactorily and Pending. Both categories referred to as Resolved include any relationship where we have either come to an agreement with the borrower, come to a settlement, completed our litigation or are otherwise very close to settling the entire relationship. The Satisfactory subset of Resolved are where the borrower/guarantor is still in compliance with an agreement or where we have been able to take possession of collateral to recover at least 90% of our exposure, with or without additional guarantor support. Some of these have required a series of simple forceful discussions, others have required varying degrees of legal involvement and others have required court action. Many of these did not require a change in terms. A Resolved Unsatisfactorily situation is one were we have either completed litigation or reached a settlement where the 90% recovery threshold has not been met. Pending relationships are almost all in litigation currently.

In the table below, the year correlates to the year the borrower first began having financial issues. Some negotiations have carried on through multiple years. The large jump in 2008 and then the subsequent decline are noteworthy. This is especially true in 2010 where we have not engaged in any new issues. All of our current issues have been ongoing for a while. (dollars in millions, totals may not reconcile due to rounding)

	Resolved Satisfactorily		Resolved Unsatisfactorily		Pending		Totals
	#	Approximate Amount	#	Approximate Amount	#	Approximate Amount	#	Approximate Amount
2007	7	$5.8	0	$0	1	$0.4	8	$6.3
2008	19	$20.3	4	$3.8	5	$6.6	28	$30.7
2009	15	$13.4	4	$1.6	6	$5.2	25	$20.2
2010	0	$0	0	$0	0	$0	0	$0
Total	41	$39.6	8	$5.4	12	$12.2	61	$57.2

Securities and Exchange Commission

June 18, 2010

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Response: We currently have less than $1,500,000 commercial real estate loans in which our carrying value is in excess of the appraised value of the collateral, but not considered impaired due to the existence of guarantees.

•

Tell us and revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type, please disclose this fact. Further, describe in detail, the adjustments you make to the appraised values, including those made to any outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response: We obtain updated appraisals at least annually for non-accrual loans. We do not have any other loans that are collateral dependent. We do not make non-recourse commercial real estate loans and do not adjust appraised values. We would discuss a perceived discrepancy with the appraiser and allow the appraiser to adjust if he or she agreed with our comments. Our allowance for loan losses calculations are always based on current appraisals. We will include this disclosure in future filings.

3.	Further, as it relates to the Company’s use and consideration of interest reserves on construction project financing, please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

•	Disclose the amount of such loans and the accompanying interest reserves as of each period;

Response: We have made only one loan with an interest reserve within the last eighteen months. The original principal was less than $200,000 and the interest reserve was depleted prior to February 2010. The guarantors have the ability to make their payments without cash flow from the collateral property and have been doing so since February 2010. The interest reserve was made as an inducement to approve and was not needed to support our analysis of the borrower’s and guarantors’ cash flow.

We are also currently negotiating with a borrower to pre-pay a year of amortized payments in advance on another commercial real estate loan relationship that is in workout. The borrower has been making the payments for these loans on its own since 2007, without an interest reserve. This borrower-funded reserve will be obtained as an inducement to us to grant an extension and no new bank-lent funds will be extended to fund the reserve.

Securities and Exchange Commission

June 18, 2010

We have only made three other loans with interest reserves in our entire operating history and we do not intend to make any in the future. We rarely have granted loans with interest reserves other than this recent exception.

•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

Response: We have only ever made four loans with interest reserves and currently have no interest reserves outstanding. Other than as described above, we do not intend to make any future loans with interest reserves, unless such reserves are established by the borrower with funds from sources other than a loan made by us.

•	Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

Response: We have only ever made four loans with interest reserves. In the most recent instance, the interest reserve was made as and inducement to approve the loan and was not needed to support our analysis of the borrower’s and guarantors’ cash flow. Other than as described above, we do not intend to make any future loans with interest reserves, unless such reserves are established by the borrower with funds from sources other than a loan made by us.

•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Response: The loan described above is not on nonaccrual status.

All of our construction loans are underwritten based on project feasibility and historical cash flow. We have very few construction loans and all of them are designed to be owner occupied. We ceased making non-owner occupied construction loans in 2008.

We perform the same underwriting procedures for construction loans as described above for commercial real estate loans. We also require a current title insurance policy and satisfactory environmental report. Construction is monitored by an independent construction inspector with supervision and review by the responsible officer. A draw request, current construction inspection and construction lien releases are required prior to the dispersal of each draw.

We will include these disclosures in future filings.

4.	Please provide to us, and disclose in future filings, the following:

Securities and Exchange Commission

June 18, 2010

•	A roll-forward of OREO activity; and

Response: The following table illustrates the activity in foreclosed assets as of the dates indicated (dollars in thousands):

	March 31,	December 31,
	2010	2009	2008	2007
Total foreclosed assets at beginning of period	$6,719	$1,714	$—	$—

Additions to foreclosed assets:
Commercial real estate	—	4,256	—	—
Residential real estate	—	2,346	1,674	—
Vacant land	—	1,083	40	—
Other	—	1,555	—	—

Total	$—	$9,240	$1,714	$—

Sales of foreclosed assets:
Commercial real estate	—	2,386	—	—
Residential real estate	397	796	—	—
Vacant land	—	173	—	—
Other	—	—	—	—

Total	$—	$3,355	$—	$—

Charge-off of foreclosed assets	$291	$880	$—	$—

Foreclosed assets at end of period	$6,031	$6,719	$1,714	$—

We will include this table in future filings.

•	The ratio of the allowance for loan losses to nonperforming loans.

Response: At March 31, 2010, this ratio was 33.64%. At December 31, 2009, this ratio was 29.58%. At December 31, 2008, this ratio was 24.65%. At December 31, 2007, this ratio was 136.74%. We will include this disclosure in future filings.

5.	Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings:

•	TDRs or renegotiated loans quantified by loan type classified separately as accrual/non-accrual;

Securities and Exchange Commission

June 18, 2010

Response: The following table illustrates the loan classifications for all troubled debt restructured. No loans are currently on non-accrual status (dollars in thousands):

As of March 31,
2010
Commercial loans	$3,045
Commercial real estate	2,923
Total	$5,968

We will include this disclosure in future filings.

•	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

Response: A borrower must make at least six consecutive monthly payments on time to be considered eligible to be returned to accrual. Additionally, a borrower would be required to demonstrate the ability to service the debt with financial statements and/or tax returns. We will include this disclosure in future filings.

•

Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

The primary concession we offered is a reduced amortization or an interest-only period lasting from one month to one year. We rarely grant payment extensions on anything other than small consumer loans. We have found that a payment extension causes an extended period of delayed amortization that does not work to the benefit of the borrower or us. We have made a few exceptions when a borrower grants us additional collateral that improves our position beyond the impact of the payment deferral.

We have fewer than ten loan relationships where we have granted some interest rate relief. These were granted for limited periods of less than three years. Our policy is to have an interest rate floor of 5% and to charge as close to the current market rate as possible for a similar term loan.

We have no instances where we have forgiven principal. We have two instances where we have charged-off a note and have not required the borrower to make payments until another note is satisfied or collateral is sold. Each of those charge-offs was for less than $100,000. We will include these disclosures in future filings.

Securities and Exchange Commission

June 18, 2010

We typically require written forbearance agreements for any commercial real estate loan modifications in excess of six months and frequently require them on shorter modifications. Our forbearance agreement form requires a borrower to admit a default and grants us numerous legal benefits in the event we are forced to foreclose.

We have had significant success working with borrowers. A modification is discussed thoroughly among our senior officers prior to making an offer to a borrower. All modifications are vetted and customized to be feasible considering a borrower’s circumstances and to match the best possible circumstances available for us. The addition of a written forbearance agreement provides substantial leverage with a borrower and expedites legal action or settlement in the event a borrower is not able to meet the revised terms.

Item 4. Controls and Procedures

6.	We note that your disclosure regarding the evaluation of your disclosure controls and procedures states that the evaluation of your controls and procedures was performed “within the 90 days preceding the filing” of your quarterly report. Please provide us with corrected disclosure whereby your evaluation speaks “as of the end of the period covered by” your quarterly report. Please refer to Item 307 of Regulation S-K.

Response: In future filings, we will revise the relevant paragraph to read:

We maintain controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed as of [the last date in the period covered by the relevant report], our Principal Executive Officer and Principal Financial Officer concluded that, subject to the limitations noted below, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

We trust that the foregoing addresses the questions and comments contained in your letter. Please do not hesitate to contact us if you have any additional comments or questions.

Securities and Exchange Commission

June 18, 2010

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles

David W. Skiles

Chief Executive Officer

cc:	A. George Igler, Esq., Igler & Dougherty, P.A.